FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
October 8, 2007

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

8 | October | 2007

Press Release

MTS allocated frequencies to offer 3G products and services in Armenia

Moscow, Russian Federation – Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the largest mobile phone operator in Russia and the CIS, announces allocation of frequencies to offer 3G (UMTS) services in Armenia.

The Public Services Regulatory Commission of the Republic of Armenia has allocated the frequencies to K-Telecom, MTS’ 80%-owned subsidiary. These frequencies will allow MTS to offer high-speed mobile voice and data services throughout the territory of Armenia. The allocation is valid for a 10-year period.

K-Telecom is licensed to offer 3G (UMTS) services by virtue of its overall license to offer mobile services.

Remarked Oleg Raspopov, Vice President for Foreign Subsidiary Companies at MTS, “The opportunity to bring exciting 3G products and services to our subscribers in Armenia will only strengthen our leadership position in this market. Given our 3G efforts in Russia and Uzbekistan, we aim to leverage the full scale of the Group in our deployment of 3G throughout our markets of operation.”

K-Telecom

K-Telecom, operating under the VivaCell brand, is the largest wireless operator in Armenia. The country has more than 3 million inhabitants. As of July 1, 2007, K-Telecom had more than 986,000 subscribers and a market share of 66%. In 2006, revenues of K-Telecom amounted to $104.1 million, OIBDA of $57.8 million (54.4% margin), ARPU of $15.6(1). The company has 54 service centers, more than 3,000 points of sale and 750 employees.

Mobile penetration in the country is around 39%(2). There are two GSM operators in the country.

***

For further information, please contact:

Mobile TeleSystems, Moscow

Investor Relations

Tel: +7 495 223 2025

E-mail: ir@mts.ru

***

Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 76.06 million subscribers. The regions of Russia, as well as Armenia, Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM and UMTS services, have a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www1.mtsgsm.com.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may

(1) MTS estimates.

(2) According to Informa Database, information as of Q1 2007.

differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

***

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

	By:	/s/ Leonid Melamed
		Name:	Leonid Melamed
		Title:	CEO

Date: October 8, 2007